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                               March 25, 2021

       Paul Lohrey
       Chief Executive Officer
       iShares Gold Trust Micro
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Gold Trust
Micro
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            File No. 333-253614

       Dear Mr. Lohrey:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1.                                                   Please disclose here
that the Initial Purchaser is a statutory underwriter.
       Prospectus Summary, page 1

   2. Please provide a brief summary of the Sponsor's conflicts of interests related to its promotion, management
or investment management of other accounts, funds or trusts. In addition, please
disclose here that the Sponsor and the Trustee may agree to amend the
                                                        Trust Agreement,
including to increase the Sponsor's Fee, without Shareholder consent.
 Paul Lohrey
FirstName  LastNamePaul
iShares Gold Trust Micro Lohrey
Comapany
March      NameiShares Gold Trust Micro
       25, 2021
March2 25, 2021 Page 2
Page
FirstName LastName

Trust Structure, the Sponsor, the Trustee and the Custodian, page 1

3. We note your disclosure on page 1 that states that "[i]n situations where the Trust unexpectedly receives cash or other assets, no new Shares will be issued until after the record date for the distribution of such cash or other property has passed." Please clarify here, if true, that the Trustee will distribute the cash or other assets to DTC and that registered holders of Shares are entitled to receive these distributions in proportion to the number of Shares owned.
The Offering, page 4

4. We note your disclosure on page 5 that the Sponsor may, at its discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. Please describe the circumstances under which the Sponsor would consider waiving the management fee.
Business of the Trust
Valuation of Gold; Computation of Net Asset Value, page 25

5. We note your disclosure on page 25 that "[i]f there is no LBMA Gold Price PM on any day, the Trustee is authorized to use the most recently announced LBMA Gold Price AM unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate as a basis for evaluation." Please disclose the factors that may contribute to a determination that the LBMA Gold Price AM in an inappropriate basis for the calculation of the Trust's net asset value.
Item 16. Exhibits and Financial Statement Schedules, page 53

6. Please revise to provide the financial statements in accordance with Regulation S-X as required by Item 11(e) of Form S-1.
General

7. You state that the shares of the Fund trade on the NYSE Arca. Please tell us the status of the application for listing the Fund's shares on the exchange. Please also tell us the status of the exchange's listing standard application under Rule 19b-4.
8. To the extent that you intend to use a fact sheet, please provide us a copy for our review.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Paul Lohrey
iShares Gold Trust Micro
March 25, 2021
Page 3

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNamePaul Lohrey                          Sincerely,
Comapany NameiShares Gold Trust Micro
                                                       Division of Corporation
Finance
March 25, 2021 Page 3                                  Office of Finance
FirstName LastName